Exhibit 99.1

October 17, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice- Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Further to our letter dated October 13, 2020 and pursuant to Regulation 30 of the SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members for buyback of equity shares of the Company.

Pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013, Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 22/2020 dated June 15, 2020 and the General Circular No. 33/2020 dated September 28, 2020 issued by the Ministry of Corporate Affairs (“MCA Circulars”), the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Wednesday, October 14, 2020 (cut-off date) and whose e-mail addresses are registered with the Company/Depositories. As per the provisions of the MCA Circulars, Members can vote only through the remote e-voting process.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the Members to register their e-mail addresses. Therefore, those Members who have not yet registered their e-mail addresses are requested to register their e-mail addresses by following the procedure set out in the notes to the Postal Ballot Notice.

The Company has engaged the services of KFin Technologies Private Limited, Registrar and Share Transfer Agent, for providing remote e-voting facility to all its Members. The voting through remote e-voting will commence at 9 a.m. (IST) on Sunday, October 18, 2020 and shall end at 5 p.m. (IST) on Monday, November 16, 2020. The results of postal ballot will be declared on or before Wednesday, November 18, 2020.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/buy-back/.

Thanking you For Wipro Limited M Sanaulla Khan Company Secretary ENCL: as above.

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011 Fax: + 91-80-28440054

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given that pursuant to and in compliance with the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 22/2020 dated June 15, 2020 and the General Circular No. 33/2020 dated September 28, 2020 issued by the Ministry of Corporate Affairs (“MCA Circulars”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, the resolution appended below for buyback of equity shares of Wipro Limited (the “Company”) is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Sections 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolution setting out the material facts concerning the buyback of equity shares and the reasons thereof is annexed hereto for your consideration.

The Board of Directors of the Company, at its meeting held on October 13, 2020, appointed Mr. V. Sreedharan/Ms. Devika Sathyanarayana/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizer for conducting the postal ballot only through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its members to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 17:00 Hours IST on Monday, November 16, 2020 to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register the same by following the procedure set out in the notes to this Postal Ballot Notice.

The Scrutinizer will submit his report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Wednesday, November 18, 2020 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), KFin Technologies Private Limited (“KFintech” or “Registrar and Share Transfer Agent”) and will also be displayed on the Company’s website www.wipro.com.

Resolution No. 1 - Approval for Buyback of Equity Shares

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Article 8.2 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014 to the extent applicable, and in compliance with Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), including any amendments, statutory modifications or re-enactments for the time being in force, and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and on the terms and conditions set out in the explanatory statement (which may be modified based on regulatory requirements), approval of the shareholders be and is hereby accorded for the buyback by the Company of up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) fully paid-up equity shares of Rs. 2/- (Rupees Two only) each of the Company (“Equity Shares”) representing up to 4.16% of the total paid-up Equity Share capital of the Company at a price of Rs. 400/- (Rupees Four Hundred only) per

Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only) (“Buyback Size”), which is 20.95% and 18.04% of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated balance sheet, respectively, of the Company as at September 30, 2020, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders who hold Equity Shares as of the record date (“Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) and their associates who hold Equity Shares as of the record date, persons in control (including such persons acting in concert) who hold Equity Shares as of the record date; and (ii) holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the record date such that they become shareholders of the Company and hold Equity Shares as of the record date.

RESOLVED FURTHER THAT the Buyback shall have reservation for small shareholders in accordance with the provisions of the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments or statutory modifications for the time being in force.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors/Foreign Portfolio Investors, Non-Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Board be and is hereby authorised to give effect to the aforesaid resolutions, including but not limited to finalizing the terms of the Buyback like record date, entitlement ratio, determination of the Buyback Size on a consolidated basis, time frame for completion of Buyback; appointment of merchant banker, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants/intermediaries/agencies, as may be required, for the implementation of the Buyback; preparing, finalizing, signing and filing of the public announcement, the draft letter of offer/letter of offer with SEBI, the Stock Exchanges where the Equity Shares are listed and other appropriate authorities and to make all necessary applications to the appropriate authorities for their approvals including but not limited to approvals as may be required from the SEBI and RBI; and initiating all necessary actions for preparation and issue of various documents including public announcement, draft letter of offer, letter of offer, opening, operation and closure of necessary accounts including escrow account, special payment account with the bank, entering into escrow agreements as required under the Buyback Regulations, filing of declaration of solvency, obtaining all necessary certificates and reports from statutory auditors and other third parties as required under applicable law, approving the split of physical share certificates and transfer of shares, extinguishing dematerialized shares and physically destroying share certificates in respect of the Equity Shares bought back by the Company, and filing such other undertakings, agreements, papers, documents and correspondence, under the common seal of the Company, as may be required to be filed in connection with the Buyback with SEBI, RBI, Stock Exchanges, Registrar of Companies, Depositories and/or other regulators and statutory authorities as may be required from time to time.

RESOLVED FURTHER THAT nothing contained herein shall confer any right on the part of any shareholders to offer and/or any obligation on the part of the Company or the Board to Buyback any shares, and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback, if so permissible by law.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board is hereby empowered and authorised on behalf of the Company to accept and make any alteration(s) or modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as the Board and/or any person authorised by the Board may, in its/his/her absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution.

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: October 13, 2020

Place: Bengaluru

Notes:

1.

The explanatory statement pursuant to Sections 102 and 110 of the Act stating all material facts and the reasons for the proposal is annexed herewith. It also contains all the disclosures as specified in the Buyback Regulations.

2.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Wednesday, October 14, 2020.

3.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at https://www.wipro.com/investors/buy-back/, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Private Limited at https://evoting.kfintech.com. The Postal Ballot will also be provided to the Depositary (as defined below), who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

4.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Private Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad-500 032.

Members may note that pursuant to the MCA Circulars, the Company has additionally enabled a process for the limited purpose of receiving shareholder communications during the calendar year 2020 and the Members may update their email address by accessing the link https://www.wipro.com/investors/.

5.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Shareholders whose names appear on the Register of Members/List of Beneficial Owners as on Wednesday, October 14, 2020 will be considered for the purpose of e-voting.

6.	Resolutions passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

7.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Wednesday, October 14, 2020. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

8.

In compliance with Sections 108 and 110 of the Act and the rules made there under, the MCA Circulars and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has provided the facility to the shareholders to exercise their votes electronically and vote on the resolutions through the e-voting service facility arranged by KFintech. The instructions for e-voting are provided as part of this Postal Ballot Notice.

9.

Shareholders desiring to exercise their vote through the e-voting process are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting” in this Postal Ballot Notice. Shareholders are requested to cast their vote through the e-voting process not later than 17:00 Hours IST on Monday, November 16, 2020 to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

10.

The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting by postal ballot through the e-voting process will be announced by the Chairman or any Director of the Company duly authorised, on or before Wednesday, November 18, 2020 and will also be displayed on the website of the Company ( www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

11.	The resolutions, if passed by the requisite majority shall be deemed to have been passed on Monday, November 16, 2020 i.e., the last date specified for receipt of votes through the e-voting process.

12.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

General information and instructions relating to e-voting

i.

A person whose name is recorded in the register of members or in register of beneficial owners maintained by the Depositories as on the cut-off date, i.e., Wednesday, October 14, 2020 only shall be entitled to avail the facility of e-voting.

ii.	Any shareholder who holds the shares as on the cut-off date i.e., Wednesday, October 14, 2020, may obtain the User ID and password in the manner as mentioned below:

a)	If the mobile number of the shareholder is registered against Folio No/DP ID Client ID, the shareholder may send SMS: MYEPWD<space>E-voting Event Number+Folio No. or DP ID Client ID to +91 9212993399.

Example for NSDL: MYEPWD <SPACE> IN12345612345678

Example for CDSL: MYEPWD <SPACE> 1402345612345678

Example for Physical: MYEPWD <SPACE> XXX1234567890

b)

If e-mail address of the shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the shareholder may click “Forgot password” and enter Folio No. or DP ID Client ID and Permanent Account Number (“PAN”) to generate a password.

c)	Shareholders may call KFintech’s toll free number 1-800-3454-001.

d)

Shareholders may send an e-mail request to evoting@kfintech.com and einward.ris@kfintech.com. If the shareholder is already registered with the KFintech e-voting platform, such shareholder can use his/her existing User ID and password for casting the vote through e-voting.

iii.	The e-voting facility will be available during the following period:

a)	Commencement of e-voting: 9 a.m. (IST) on Sunday, October 18, 2020

b)	End of e-voting: 5 p.m. (IST) on Monday, November 16, 2020

The e-voting will not be allowed beyond the aforesaid date and time and the e-voting module shall be disabled by KFintech upon expiry of the aforesaid period.

iv.	Instructions and other information relating to e-voting:

A.	In case of shareholders receiving an e-mail from KFin Technologies Private Limited [for shareholders whose e-mail addresses are registered with the Company/depository participant(s)]

a)	Launch internet browser by typing the following URL https://evoting.kfintech.com.

b)

Enter the login credentials (i.e. User ID and password). The Event No.+Folio No. or DP ID- Client ID will be your User ID. However, if you are already registered with KFintech for e-voting, you can use your existing User ID and password for casting your vote. If required, please visit https://evoting.kfintech.com or send an e-mail request to einward.ris@kfintech.com or contact toll free number 1-800-3454-001 for re-setting the password.

c)	After entering the above details, click on “Login”.

d)

You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric (0-9) and a special character (@, #, $, etc.) The system will also prompt you to update your contact details like mobile number, email ID, etc. on first login. You may also enter a secret question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)	You need to login again with the new credentials.

f)	On successful login, system will prompt to select the e-voting event number of Wipro Limited.

g)

On the voting page enter the number of shares (which represents the number of votes) as on the cut-off date under “FOR/AGAINST” or alternatively, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together should not exceed your total shareholding as on the cut-off date. You may also choose the option ABSTAIN. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

h)	Shareholders holding shares under multiple folios/demat accounts shall choose the voting process separately for each of the folios/demat accounts.

i)	Voting must be done for each items of the Notice separately. In case you do not desire to cast your vote on any specific item, it will be treated as abstained.

j)	You may then cast your vote by selecting an appropriate option and click on “Submit” and also “Confirm” when prompted.

k)	Once you confirm, you will not be allowed to modify your vote. During the voting period, shareholders can login any number of times till they have voted on the Resolution(s).

l)

Corporate/Institutional shareholders (i.e. other than individuals, HUF, NRI, etc.) are required to send scanned certified true copy (PDF Format) of the Board Resolution/Authority Letter, etc., together with attested specimen signature(s) of the duly authorized representative(s), to the Scrutinizer at the e-mail ID: compliance@sreedharancs.com. They may also upload the same in the e-voting module under their login. The scanned images of the above mentioned documents should be in the naming format “Corporate Name_EVENT NO.”

B.

In case of Members who have not registered their e-mail address (including Members holding shares in physical form), please follow the steps for registration of e-mail address and obtaining User ID and Password for e-voting as mentioned in para 4 of the “Notes” and the other instructions provided below.

a)	If the mobile number of the Member is registered against Folio No./DP ID Client ID, the Member may send SMS: MYEPWD <space> E-Voting Event Number+Folio No. or DP ID Client ID to 9212993399

Example for NSDL - MYEPWD <SPACE>IN12345612345678

Example for CDSL - MYEPWD <SPACE>1402345612345678

Example for Physical - MYEPWD <SPACE>XXXX1234567890

b)

If e-mail address or mobile number of the Member is registered against Folio No./DP ID Client ID, on the home page of https://evoting.kfintech.com the Member may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c)	Please follow all steps from Sl. No. (a) to (l) as mentioned in (A) above, to cast your vote.

v.	Once the vote on a resolution is cast by a shareholder, the shareholder shall not be allowed to change it subsequently or cast vote again.

vi.

In case of any query or grievance pertaining to e-voting, shareholders may contact Mr. B Srinivas, Manager, KFin Technologies Private Limited at contact No: 040-67162222, e-mail id: einward.ris@kfintech.com. Further, shareholders may also visit Help & FAQ’s section available at KFintech’s website https://evoting.kfintech.com.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

Resolution No. 1- Approval for Buyback of Equity Shares

The Board of Directors of the Company at its meeting held on October 13, 2020 (“Board Meeting”) has, subject to the approval of the shareholders of the Company by way of special resolution through postal ballot/e-voting and subject to such approvals of statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback of fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each (“Equity Shares”) up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) Equity Shares, on a proportionate basis through the tender offer route through the Stock Exchange mechanism in accordance with the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014 (“Rules”) (to the extent applicable), the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended from time to time, (the “Buyback Regulations”), read with the Securities and Exchange Board of India Circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with Circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, as amended from time to time, (“SEBI Circular”), at a price of Rs. 400/- (Rupees Four Hundred only) per Equity Share payable in cash for an aggregate consideration of up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only) (“Offer Size”) excluding transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc. (the “Buyback”). The Buyback is within 25% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020 (the latest audited balance sheet available as on the date of Board Meeting recommending the proposal of the Buyback). The Offer Size of the Buyback constitutes 20.95% and 18.04% of the aggregate of the paid-up equity share capital and free reserves as per the latest audited standalone and consolidated balance sheet, respectively, of the Company as at September 30, 2020, and represents 4.16% of the total issued and paid-up equity share capital of the Company.

Since the Buyback constitutes more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is required to obtain the consent of the shareholders of the Company, for the Buyback by way of a special resolution. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Rules, the consent of the shareholders of the Company to the Buyback can be obtained by means of postal ballot. Pursuant to General Circular No. 14/2020 dated April 8, 2020, the General Circular No. 17/2020 dated April 13, 2020, the General Circular No. 22/2020 dated June 15, 2020 and the General Circular No. 33/2020 dated September 28, 2020 issued by the Ministry of Corporate Affairs (“MCA Circulars”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, the Company is seeking your consent for the aforesaid proposal as contained in the resolution appended to this Postal Ballot Notice through postal ballot by remote e-voting process (“e-voting”).

Certain figures contained in this Postal Ballot Notice, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

Requisite details and material information relating to the Buyback are given below:

(a)	Date of the Board Meeting at which the proposal for Buyback was approved by the Board of Directors of the Company - October 13, 2020

(b)	Necessity for the Buyback

The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken for the following reasons:

(i)

The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders;

(ii)

The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for small shareholders. The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”;

(iii)	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

(iv)

The Buyback gives the Eligible Shareholders (as defined below) the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

(c)	Maximum number of securities that the Company proposes to Buyback

The Company proposes to buyback up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each.

(d)	Buyback price and the basis of arriving at the Buyback price

(i)	The Equity Shares of the Company are proposed to be bought back at a price of Rs. 400/- (Rupees Four Hundred only) per Equity Share.

(ii)

The Buyback Price of Rs. 400/- (Rupees Four Hundred only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

(iii)

The Buyback Price represents a premium of 40.01% over the volume weighted average market price of the Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 25.84% over the volume weighted average market price of the Equity Shares on the NSE for the 10 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the date of intimation of the Board Meeting for considering the Buyback, being October 7, 2020, was Rs. 335.30 on NSE and Rs. 335.25 on BSE.

(iv)

The Buyback Price is at a premium of 343.49% of the book value per Equity Share of the Company, which as of September 30, 2020 was Rs. 90.19 (Rupees Ninety and Nineteen Paise only) per Equity Share, on a standalone basis.

(v)

The basic and diluted earnings per Equity Share of the Company prior to the Buyback, for the six months ended September 30, 2020 was Rs. 7.79 and Rs. 7.78 per Equity Share, respectively on a standalone basis. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be Rs. 8.13 and Rs. 8.11 per Equity Share post the Buyback, respectively on a standalone basis.

(vi)

The annualized return on net worth of the Company was 17.21% for the six months ended September 30, 2020 on a standalone basis, which will increase to 21.10% post Buyback, on a standalone basis, assuming full acceptance of the Buyback.

(e)	Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The maximum amount required for Buyback will not exceed Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only), excluding transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

The maximum amount mentioned aforesaid is 20.95% and 18.04% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated balance sheet, respectively, of the Company as at September 30, 2020, which is within the prescribed limit of 25%.

(f)	Method to be adopted for the Buyback

The Buyback shall be on a proportionate basis through the tender offer route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers Buy Back and Delisting” as prescribed under the SEBI Circular. The Buyback will be implemented in accordance with the Act, Rules, to the extent applicable, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will announce a record date for the Buyback for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback (“Eligible Shareholder(s)”). Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must take certain actions prior to the record date. For additional details concerning participation in the Buyback by ADS holders, see Section (m) below entitled “Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share”. Subject to the approval of the special resolution under this Postal Ballot Notice and subject to SEBI’s comments on the draft letter of offer, Eligible Shareholders will receive a letter of offer along with a tender/offer form indicating their entitlement.

The Equity Shares to be bought back is divided in two categories:

(i)	Reserved category for small shareholders; and

(ii)	General category for all other shareholders.

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on Stock Exchange having highest trading volume as on record date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only).

In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the record date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback.

Based on the holding on the record date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the record date and the ratio of the Buyback applicable in the category to which such shareholder belongs. In accordance with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the equity shares held by such shareholders with a common Permanent Account Number (PAN) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the equity shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the equity shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any.

The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the record date.

The Equity Shares tendered as per the entitlement by Eligible Shareholders holding Equity Shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers Buy Back and Delisting” notified under the SEBI Circular.

Participation in the Buyback by shareholders may trigger tax on distributed income to shareholders (hereinafter referred to as “Buyback Tax”) in India and such tax is to be discharged by the Company. Any income received by Eligible Shareholders pursuant to the Buyback of shares will not be included in the total taxable income of such shareholders. The transaction of Buyback would also be chargeable to securities transaction tax in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the letter of offer to be sent to the Eligible Shareholder(s).

(g)	Time limit for completing the Buyback

Subject to receipt of regulatory consents and approvals, if any, the Buyback is proposed to be completed within One year from the date of passing of special resolution detailed in this Postal Ballot Notice.

(h)	Compliance with Section 68(2)(c) of the Act

The aggregate paid-up share capital and free reserves as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020 is Rs. 45,34,458 lakhs and Rs. 52,65,244 lakhs, respectively. Under the provisions of the Act, the funds deployed for the Buyback cannot exceed 25% of the aggregate of the fully paid-up share capital and free reserves of the Company i.e., Rs. 11,33,615 lakhs. The maximum amount proposed to be utilized for the Buyback, does not exceed Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores only) and is therefore within the limit of 25% of the Company’s fully paid-up share capital and free reserves as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020 (the latest audited balance sheet available as on the date of Board Meeting recommending the proposal for the Buyback).

(i)	Details of holding and transactions in the shares of the Company

The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control, (ii) Directors of companies which are a part of the Promoter and Promoter Group, and (iii) Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and this Postal Ballot Notice, i.e., October 13, 2020, are as follows:

(i)	Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., October 13, 2020:

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	23,68,15,234	4.14
2.	Yasmeen A Premji	26,89,770	0.05
3.	Rishad Azim Premji	17,38,057	0.03
4.	Tariq Azim Premji	6,70,755	0.01
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	93,89,46,043	16.43

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,12,73,92,315	19.73
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,14,31,18,360	20.00
8.	Hasham Investment & Trading Co. Private Limited	14,25,034	0.02
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,97,50,778	0.35
10.	Azim Premji Trust (2)	75,73,98,687	13.25

	Total	4,22,99,45,033	74.02

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(ii)

Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., October 13, 2020:

Sl. No.	Name	No. of Equity Shares	% Shareholding
1.	Azim H Premji	23,68,15,234	4.14
2.	Yasmeen A Premji	26,89,770	0.05
3.	Rishad Azim Premji	17,38,057	0.03
4.	Tariq Azim Premji	6,70,755	0.01
5.	Pagalthivarthi Srinivasan	1,21,736	0.00
6.	Priya Mohan Sinha	99,661	0.00
7.	Lakshminarayana Ramanathan Kollengode	18,400	0.00
8.	Sharad Chandra Behar	—	—

	Total	24,21,53,613	4.24

(iii)	Aggregate shareholding of the Directors and Key Managerial Personnel of the Company as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., October 13, 2020.

Sl. No.	Name of Shareholder	Designation	No. of Equity Shares	% Shareholding
1.	Rishad A Premji	Chairman	17,38,057	0.03
2.	Azim H Premji	Founder Chairman	23,68,15,234	4.14
3.	Thierry Delaporte	CEO and Managing Director	—	—
4.	M K Sharma	Independent Director	—	—
5.	William Arthur Owens	Independent Director	—	—
6.	Ireena Vittal	Independent Director	—	—
7.	Dr. Patrick Ennis	Independent Director	—	—
8.	Patrick Dupuis	Independent Director	—	—
9.	Deepak M Satwalekar	Independent Director	—	—
10.	Jatin Pravinchandra Dalal	Chief Financial Officer	1,23,821	0.00
11.	M Sanaulla Khan	Company Secretary	—	—

		Total	23,86,77,112	4.18

(iv)

Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group and Directors and Key Managerial Personnel of the Company during a period of six months preceding the date of the Board Meeting at which the Buyback was approved and the date of this Postal Ballot Notice, i.e. October 13, 2020:

(a)	Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control: None

(b)	Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group: None

(c)	Aggregate shares purchased or sold by the Directors and Key Managerial Personnel of the Company:

Sl. No.	Name	No. of Equity Shares	Nature of Transaction	Date of Allotment/ Transaction	Price per Equity Share
1.	Jatin Pravinchandra Dalal	95,000	Exercise of RSUs	May 20, 2020	Rs.	2
		20,000	Market Sale	July 28, 2020	Rs.	272.85
2.	M Sanaulla Khan	7,960	Market Sale	July 27, 2020	Rs.	269.83

There are 2,49,54,760 outstanding ESOPs/RSUs granted by the Company as at September 30, 2020.

(j)	Intention of Promoter and Promoter Group and persons in control of the Company to participate in the Buyback

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to participate in the Buyback vide their letters dated October 13, 2020 and may tender up to an aggregate maximum of 4,14,54,12,501 Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company:

Sl. No.	Name of the Promoter and Promoter Group entity	Maximum No. of Equity Shares intended to be offered
1.	Azim H Premji	15,22,82,702
2.	Yasmeen A Premji	26,89,770
3.	Rishad Azim Premji	17,38,057
4.	Tariq Azim Premji	6,70,755
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	93,89,46,043
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,12,73,92,315
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,14,31,18,360
8.	Hasham Investment and Trading Co. Private Limited	14,25,034
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,97,50,778
10.	Azim Premji Trust (2)	75,73,98,687

	Total	4,14,54,12,501

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

The Buyback will not result in any benefit to the Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.

The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set-out below:

(i)	Azim H Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	62,46,589	(1)	2	—	—
August 24, 2005	Bonus	1,85,11,620		2	—	—
June 17, 2010	Bonus	2,46,82,160		2	—	—
June 15, 2017	Bonus	6,17,05,400		2	—	—
March 8, 2019	Bonus	4,11,36,933		2	—	—

Total		15,22,82,702

Note:

1.

Out of originally allotted 1,23,41,080 equity shares of Rs. 2/- each as bonus, an aggregate of 60,94,491 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. Additionally, out of the originally allotted 12,34,108 equity shares of Rs. 10/- each as bonus on January 22, 1998 and subsequently adjusted for split into shares of face value of Rs. 2/- each as on the record date on October 14, 1999, an aggregate of 61,70,540 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(ii)	Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	1,64,794	(1)	2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—
June 15, 2017	Bonus	10,62,666		2	—	—
March 8, 2019	Bonus	7,08,444		2	—	—

Total		26,89,770

Note:

1.

Originally allotted 2,19,200 equity shares of Rs. 2/- each as bonus. An aggregate of 1,44,006 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share, of which 54,406 equity shares were part of this allotment.

(iii)	Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	2,14,948	(1)	2	—	—
June 17, 2010	Bonus	3,78,666		2	—	—
June 15, 2017	Bonus	6,86,666		2	—	—
March 8, 2019	Bonus	4,57,777		2	—	—

Total		17,38,057

Note:

1.

Originally allotted 3,08,000 equity shares of Rs. 2/- each as bonus, out of which an aggregate of 93,052 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(iv)	Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	43,589	(1)	2	—	—
August 24, 2005	Bonus	79,500		2	—	—

Date of Transaction	Nature of Transaction	No. of Equity Shares	Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 17, 2010	Bonus	1,06,000	2	—	—
June 15, 2017	Bonus	2,65,000	2	—	—
March 8, 2019	Bonus	1,76,666	2	—	—

Total		6,70,755

Note:

1.

Originally allotted 53,000 equity shares of Rs. 2/- each as bonus. An aggregate of 35,911 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share, of which 9,411 equity shares were part of this allotment.

(v)	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	10,31,80,044	(1)	2	—	—
June 17, 2010	Bonus	21,75,06,000		2	—	—
June 15, 2017	Bonus	37,09,56,000		2	—	—
March 8, 2019	Bonus	24,73,03,999		2	—	—

Total		93,89,46,043

Note:

1.

Out of originally allotted 15,34,50,000 equity shares of Rs. 2/- each as bonus as of August 24, 2005, an aggregate of 5,02,69,956 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(vi)	Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	2,97,00,305	(1)	2	—	—
August 24, 2005	Bonus	12,27,65,878	(2)	2	—	—
June 17, 2010	Bonus	21,66,78,000		2	—	—
March 19, 2013	Block Trade inter- se purchase from Hasham Traders	84,03,482	(3)	2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791		2	—	—
March 8, 2019	Bonus	29,69,37,859		2	—	—

Total		1,12,73,92,315

Note:

1.

Out of originally allotted 4,89,99,500 equity shares of Rs. 2/- each as bonus as of June 29, 2004, 1,92,99,195 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

2.

Out of originally allotted 16,25,08,500 equity shares of Rs. 2/- each as bonus, 3,97,42,622 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

3.

Out of originally acquired 97,20,791 equity shares of Rs.2/- each through inter-se purchase from Hasham Traders, 13,17,309 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

(vii)	Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	2,96,29,741	(1)	2	—	—
August 24, 2005	Bonus	13,62,22,290	(2)	2	—	—
June 17, 2010	Bonus	21,61,63,200		2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	84,03,481	(3)	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790		2	—	—
March 8, 2019	Bonus	30,10,79,858		2	—	—

Total		1,14,31,18,360

Note:

1.

Out of originally allotted 6,36,13,400 equity shares of Rs. 2/- each as bonus as of June 29, 2004, 3,39,83,659 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078, equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share.

2.

Out of originally allotted 16,21,22,400 equity shares of Rs. 2/- each as bonus, 2,59,00,110 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078 equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs.325/- per equity share.

3.

Out of originally acquired 97,20,790 equity shares of Rs.2/- each through inter-se purchase from Hasham Traders, 13,17,309 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078 equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs.325/- per equity share.

(viii)	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	486,704	(1)	2	—	—
June 15, 2017	Bonus	5,62,998		2	—	—
March 8, 2019	Bonus	3,75,332		2	—	—

Total		14,25,034

Note:

1.

Originally received 5,62,998 equity shares of Rs. 2/- each under court approved scheme of amalgamation, out of which an aggregate of 76,294 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(ix)	Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	1,41,438	(1)	2	—	—
June 17, 2010	Bonus	43,37,333		2	—	—

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 15, 2017	Bonus	1,00,69,955		2	—	—
March 8, 2019	Bonus	52,02,052		2	—	—

Total		1,97,50,778	(2)

Note:

1.

Out of originally allotted 11,98,869 equity shares of Rs. 2/- each as bonus, an aggregate of 10,57,431 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs.325/-per equity share.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

(x)	Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/ Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
February 22, 2013	Gift	15,21,79,171	(1)	2	—	—
June 15, 2017	Bonus	39,90,65,641		2	—	—
March 8, 2019	Bonus	20,61,53,875		2	—	—

Total		75,73,98,687	(2)

Note:

1.

Out of originally received 19,27,29,318 equity shares of Rs. 2/- each as gift, an aggregate of 4,05,50,147 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs.325/- per equity share.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(k)	Confirmations from Company as per the provisions of Buyback Regulations and Act

(i)	all the Equity Shares of the Company are fully paid-up;

(ii)

the Company shall not issue any Equity Shares or specified securities including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback period;

(iii)

except in discharge of its subsisting obligations, the Company shall not raise further capital for a period of six months or one year from the expiry of the Buyback period, as may be applicable in accordance with the Buyback Regulations or any circulars or notifications issued by SEBI in connection therewith;

(iv)	the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable;

(v)

the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

(vi)

there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon);

(vii)	that the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

(viii)

the aggregate amount of the Buyback i.e. up to Rs. 95,00,00,00,000/- (Rupees Nine Thousand Five Hundred Crores Only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020;

(ix)

the maximum number of Equity Shares proposed to be purchased under the Buyback (up to 23,75,00,000 Equity Shares), does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone and consolidated balance sheet of the Company as at September 30, 2020;

(x)	the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback period;

(xi)	there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as on date;

(xii)

the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback based on both standalone and consolidated financial statements of the Company; and

(xiii)

the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies.

(l)	Confirmations from the Board

The Board of Directors of the Company has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

(i)

that immediately following the date on which the meeting of the board of directors is convened, i.e. October 13, 2020 or following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

(ii)

that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. October 13, 2020 or the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting i.e. October 13, 2020 or the Postal Ballot Resolution; and

(iii)

that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

(m)	Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share

(i)	Equity Share Withdrawal

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the record date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the record date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the record date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the record date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. Note that the record date will be determined and disclosed in due course and after receipt of shareholders’ approval through the Postal Ballot Resolution.

A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order.

The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. The Depositary will on a best efforts basis endeavour to deliver the Equity Shares to your Brokerage Account in India. If they are not able to do so for whatever reason, they will not be liable for any losses you face in this regard.

You must be a holder of Equity Shares as of the record date to participate in the Buyback.

Equity Shares trade on the NSE and the BSE (the “Indian Stock Exchanges”) and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected.

(ii)	Buyback Price and Foreign Exchange Considerations

The Buyback Price is at a premium of 23.68% over the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback; i.e., October 7, 2020. The Buyback Price is at a premium of 15.29% over the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding October 7, 2020. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 73.28 (Rupees Seventy Three and Twenty Eight Paise Only) per USD as published by the Federal Reserve Board of Governors on October 7, 2020. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Participating in the Buyback may result in ADS holders receiving less proceeds than could be obtained by selling ADSs on the NYSE.

(iii)	Tax and Regulatory Considerations

Participation in the Buyback will trigger Buyback Tax to be discharged by the Company, however, income received pursuant to such Buyback shall be exempt from income tax in India. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares.

Special notice to security holders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and, upon obtaining approval for the Buyback from the shareholders of the Company by way of special resolution through Postal Ballot, documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

(n)	Report addressed to the Board of Directors by the Company’s Auditors on the permissible capital payment and the opinion formed by Directors regarding insolvency

The text of the Report dated October 13, 2020 of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bangalore - 560035

Dear Sirs /Madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”).

1.	This Report is issued in accordance with the terms of our engagement letter dated July 14, 2020.

2.

The Board of Directors of Wipro Limited (the “Company”) have approved a proposal for buy-back of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on October 13, 2020 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 as amended (“the Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (“Annexure A”) as at September 30, 2020 (hereinafter referred to as the “Statement”) prepared by the management of the Company, which we have initialed for identification purposes only.

Management’s Responsibility for the Statement

4.

The preparation of the statement in accordance with Section 68(2)(c) of the Act, Regulation 4(i) of the Buyback Regulations and in compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditors Responsibility

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020.

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020 in accordance with Section 68(2) of the Act and Regulation 4(i) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their meeting held on October 13, 2020 have formed the opinion as specified in Clause (x) of Schedule I to the SEBI Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from the aforesaid date and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

6.

The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our report dated October 13, 2020. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing (the “Standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the “ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purposes, issued by the ICAI (“Guidance Note”). The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements.

Opinion

9.	Based on enquiries conducted and our examination as above, we report that:

i)

We have enquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020 which has been approved by the Board of Directors of the Company on October 13, 2020.

ii)

The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with Section 68(2)(c) of the Act and Regulation 4(i) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the period ended September 30, 2020.

iii)

The Board of Directors of the Company, in their meeting held on October 13, 2020 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board Meeting resolution dated October 13, 2020 and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are declared.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of extinguishment of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this certificate is shown or into whose hands it may come without our prior consent in writing.

For Deloitte Haskins & Sells LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

Sd/-

Vikas Bagaria

Partner

(Membership No. 60408)

Place: Bengaluru

Date: October 13, 2020

UDIN: 20060408AAAACR2934

Annexure A

Wipro Limited

Computation of amount of permissible capital payment towards buy back of equity shares in accordance with section 68(2)(c) of the Companies Act, 2013 (“the Act”) based on audited interim condensed standalone and consolidated financial statements as at and for the period ended September 30, 2020:

Particulars	Amount (In Rs. Lakhs) Standalone	Amount (In Rs. Lakhs) Consolidated
Paid-up Equity Share Capital as at September 30, 2020 (A)	114,299	114,299

Free Reserves as at September 30, 2020
– Retained Earnings	4,406,927	5,133,126
– Securities Premium Reserve	13,232	17,819

Total Free Reserves (B)	4,420,159	5,150,945

Total (A + B)	4,534,458	5,265,244

Maximum amount permissible for the buyback i.e. lower of 25% of total paid-up equity capital and free reserves of standalone and consolidated financial statements		1,133,615

(o)	Other disclosures

In the opinion of the Board, the proposal for Buyback is in the interest of the Company and its shareholders holding Equity Shares of the Company. The Directors, therefore, recommend the special resolution as set out at Item No. 1 for approval by the shareholders.

None of the Directors or any Key Managerial Personnel of the Company or their respective relatives are in anyway, concerned or interested financially or otherwise, either directly or indirectly in passing of the said resolution, save and except to the extent of their respective interest as shareholders of the Company.

By Order of the Board

For Wipro Limited

M Sanaulla Khan

Company Secretary

Date: October 13, 2020

Place: Bengaluru